19003075

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2017 (MM/DD/YY) AND ENDING 10/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BMO NESBITT BURNS SECURITIES LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 First Canadian Place- 100 King Street West
(No. and Street)

Toronto (City) Ontario, Canada (State) M5X1A1 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANGELA CHANG +1 (416) 359-4591
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

333 Bay Street, Suite 4600 (Address) Toronto (City) Ontario, Canada (State) M5H2S5 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[redacted]

NESBITT BURNS SECURITIES LTD.

(A Wholly Owned Subsidiary of BMO Nesbitt Burns Inc.)

Financial Statements and Supplementary Schedules

October 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e) (3) of Rule 17a-5 of the Securities and Exchange Commission

OATH OR AFFIRMATION

I, Stephanie Lake, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMO NESBITT BURNS SECURITIES LTD, as of October 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNA L ENG
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
March 09, 2019

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BMO NESBITT BURNS SECURITIES LTD.
(A Wholly Owned Subsidiary of BMO Nesbitt Burns Inc.)

Table of Contents

KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre
Suite 4600
333 Bay Street
Toronto, ON M5H 2S5

Telephone (416) 777-8500
Fax (416) 777-8818
www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors
BMO Nesbitt Burns Securities Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BMO Nesbitt Burns Securities Ltd. (the "Company") as of October 31, 2018, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively, "the financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 (*and 17 C.F.R. § 1.10*). In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2002.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

December 20, 2018
Toronto, Canada

BMO NESBITT BURNS SECURITIES LTD.
(A Wholly-Owned Subsidiary of BMO Nesbitt Burns Inc.)
Statement of Financial Condition
October 31, 2018

Assets

Cash	$	347,658
Securities owned, at fair value		4,318,213
Receivable from clearing broker-dealer		690,802
Deposit with Financial Industry Regulatory Authority		2,759
Deferred tax asset		90
Total assets	$	5,359,522

Liabilities and Shareholder's Equity

Liabilities:		
Payable to affiliates	$	49,005
Accrued compensation and related benefits		79,470
Accounts payable and accrued expenses		21,977
Income taxes payable		74,222
Total liabilities	$	224,674
Stockholder's equity:		
Common stock, no par value, 100 issued and outstanding	$	1,000,000
Additional paid-in capital		1,000,000
Retained earnings		3,134,848
Total stockholder's equity		5,134,848
Total liabilities and stockholder's equity	$	5,359,522

See accompanying notes to financial statements.

BMO NESBITT BURNS SECURITIES LTD.

(A Wholly-Owned Subsidiary of BMO Nesbitt Burns Inc.)

Statement of Operations

Year Ended October 31, 2018

Revenues:		
Investment advisory fee income	$	2,253,216
Securities commissions		1,516,176
Other income		223,552
	$	3,992,944
Expenses:		
Employee compensation and benefits	$	1,517,996
Technology and communications		695,772
Intercompany services		684,552
Brokerage and clearing fees		332,687
Regulatory fees		143,561
Occupancy		37,051
Other		108,672
	$	3,520,291
Income before income tax expense	$	472,653
Income tax expense		125,956
Net income	$	346,697

See accompanying notes to financial statements.

BMO NESBITT BURNS SECURITIES LTD.
(A Wholly-Owned Subsidiary of BMO Nesbitt Burns Inc.)
Statement of Changes in Stockholder's Equity
October 31, 2018

	Common Stock	Additional Paid-in capital	Retained Earnings	Total
Balance, beginning of year	$ 1,000,000	$ 1,000,000	$ 2,788,151	$ 4,788,151
Net income	—	—	346,697	346,697
Balance, end of year	$ 1,000,000	$ 1,000,000	$ 3,134,848	$ 5,134,848

See accompanying notes to financial statements.

BMO NESBITT BURNS SECURITIES LTD.
(A Wholly-Owned Subsidiary of BMO Nesbitt Burns Inc.)
Statement of Cash Flows
Year Ended October 31, 2018

Cash flows from operating activities:		
Net income	$	346,697
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease to deferred tax asset		127
(Increase) decrease in operating assets:		
Securities owned, at fair value		(810,924)
Receivable from clearing broker-dealer and organization		(198,903)
Deposit with Financial Industry Regulatory Authority		6,343
Increase (decrease) in operating liabilities:		
Payable to affiliates, net		106,792
Accrued compensation and related benefits		41,053
Accounts payable and accrued expenses		(466)
Income taxes payable, net		675,873
Net cash provided by operating activities	$	166,592
Net increase in cash	$	166,592
Cash at beginning of year		181,066
Cash at end of year	$	347,658
Supplemental disclosure for cash flow information:		
Cash paid during the year for income taxes, net	$	(548,081)

See accompanying notes to financial statements.

(1) Organization and Description of Business

BMO Nesbitt Burns Securities Ltd. (the "Company") was incorporated under the Canada Business Corporations Act on September 23, 1997. In the United States of America, the Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary source of revenue is advisory and commission fees for services provided to U.S. resident clients. The Company clears transactions executed on U.S. exchanges on a fully disclosed basis through National Financial Services LLC (the "Carrying Broker"). Accordingly, the Company does not hold customer funds or safe keep customer securities pursuant to SEC Rule 15c3-3(k)(2)(ii).

The Company is a wholly-owned subsidiary of BMO Nesbitt Burns Inc. (the "Parent"), a Canadian-owned investment dealer. The Parent is wholly-owned by BMO Nesbitt Burns Holdings Corporation, which is ultimately controlled by Bank of Montreal (the "Bank"). The Parent is a member of the Investment Industry Regulatory Organization of Canada and a participant on all major Canadian stock exchanges. The Company is located in Toronto, Canada.

(2) Significant Accounting Policies

(a) Basis of Accounting

The Company maintains its financial records in United States dollars. These financial statements are prepared in conformity with U.S. generally accepted accounting principles ("GAAP").

(b) Use of Estimates

The preparation of the financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Translation of Foreign Currencies

We conduct business in both Canadian and United States currencies. Monetary assets and liabilities are translated into United States dollars at the exchanges rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated into United States dollars at historical rates. Foreign currency differences, if any, arising on translation are recorded in the Statement of Operations, other income. Revenue and expenses denominated in foreign currencies are translated using average exchange rate for the year.

(d) Cash

Cash represents funds held in the Company's bank accounts for firm operating activities.

(Continued)

(e) ***Securities owned, at fair value***

Securities owned, at fair value consist of United States Treasury Bills recorded at fair value with any unrealized gains and losses resulting from subsequent measurement of the fair value of the securities included in other income in the Statement of Operations. Purchase premiums and discounts are recognized in other income using the interest method over the terms to maturity of the securities.

(f) ***Income Taxes***

Deferred income taxes are provided in recognition of temporary differences between the carrying amount of assets and liabilities and their respective tax bases, operating losses and tax credit carry forwards made for financial reporting and income tax purposes. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

(g) ***Securities Transactions***

Securities transactions are recorded on a settlement date basis.

(h) ***Recognition of Revenues***

Except as disclosed in the financial statements, revenue is recognized on an accrual basis.

(1) Investment advisory fee income

Investment advisory fee income is composed of asset management fees charged to client accounts and is recognized when earned.

(2) Securities commissions

Securities commissions are charged to client securities accounts for transaction-based brokerage services such as exchange listed equity securities and fixed income products. Revenue is recognized based on trade date.

(3) Other income

Other income is composed primarily of interest income earned on investment in U.S. Treasury Bills and client margin loan interest income. Revenue is recognized when earned.

(Continued)

(i) Recently issued accounting standards

The FASB issued Accounting Standards Update ("ASU) 2014-09, "Revenue from Contracts with Customers (Topic 606)," in May 2014, which was subsequently clarified by the issuance of additional revenue-related ASUs. These ASUs introduce a new revenue recognition model for contracts with customers that focuses on the manner in which an entity transfers goods and services to the customer. The amount of revenue to be recognized is equal to the consideration to which an entity expects to be entitled for goods and services provided. These ASUs also provide clarification on how an entity is to determine whether it is principal in a contract with a customer, and should therefore report revenue from that contract on a gross basis, or whether the entity is acting as an agent in a contract with a customer and should report revenue on a net basis. The Company will adopt this guidance as of November 1, 2018. The adoption of this guidance is not expected to have a significant impact on the Company's financial position or results of operations.

The FASB issued ASU 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" in June 2016. This ASU requires an entity to present financial assets measured at amortized cost at the net amount expected to be collected, by recognizing an allowance that represents an entity's current estimate of expected credit losses. An entity must consider current events and reasonable and supportable forecasts when estimating expected credit losses. This guidance is effective for the Company as of November 1, 2020. The Company is evaluating the impact of this ASU on its financial position and results of operations.

The FASB issued ASU 2018 -13, "Fair Value Measurement (Topic 820) Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurements" in August 2018. This ASU modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, including the consideration of costs and benefits. The ASU removes the following disclosure requirements from Topic 820:

1. The amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy.

2. The policy for timing of transfers between levels;

3. The valuation processes for Level 3 fair value measurements. This ASU is effective for the Company as of November 1, 2020. The Company is evaluating the impact of this ASU on its financial position and results of operations.

(3) Fair Value Measurements

FASB ASC 820, *Fair Value Measurement*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction

(Continued)

between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820 are used to measure fair value. The Company validates the prices obtained from third-party pricing vendors to ensure that the Company's fair value determination is reasonable. The Company evaluates the methodology of third-party pricing vendors as well as the security level information the vendors supply. The Company often has multiple sources to support fair value pricing, and discrepancies among sources are vetted for consistency with ASC 820.

ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 – Quoted prices for *identical* instruments in active markets.

Level 2 – Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

As of October 31, 2018, the categorization of the Company's securities owned, at fair value within the fair value hierarchy, is as follows:

	Level 1	Level 2	Level 3
Securities owned, at fair value	$ 4,318,213	---	---
	$ 4,318,213	---	---

Determination of Fair Value

Securities owned, at fair value are recorded at fair value based on prevailing market prices for securities. Cash, receivable from clearing broker-dealer, payable to affiliates, accrued compensation and related benefits and accounts payable and accrued expenses are recorded at amounts that approximate fair value due to their highly liquid nature and short maturity.

(Continued)

(4) Income Taxes

For Canadian tax purposes, the Company files its federal and provincial tax returns separately. The Company files its Canadian federal and provincial tax returns using its functional currency (USD).

The current and deferred portions of the income tax expense included in the Statement of Operations for the year ended October 31, 2018 are as follows:

	Current	Deferred	Total
Federal	$71,107	$72	$71,179
Provincial	$54,722	$55	$54,777
	$125,829	$127	$125,956

Deferred income taxes are generated from temporary differences relating to amortization of capital assets, which are fully amortized for accounting purposes.

A reconciliation of the differences between the expected income tax expense on income computed at the Canadian statutory income tax rate and the Company's income tax expense is shown in the following table:

Expected income tax expense at Canadian combined federal and provincial tax rate	$126,671	26.80%
Tax related to previous years	(715)	(0.15)%
Income tax expense	$125,956	26.65%

(5) Related-Party Transactions

(a) Statement of Financial Condition

The Company maintains its cash balances at the Bank. As of October 31, 2018, the cash balance was $347,658. The Company incurred $69 of bank-related service costs.

Payable to affiliates relates to the net of intercompany services paid by the Parent on behalf of the Company and revenues collected by the Parent on behalf of the Company. As at October 31, 2018, the balance was $49,005.

(Continued)

(b) Statement of Operations – Expenses

The following table summarizes the intercompany service expense included in the Statement of Operations:

Intercompany services:	
Shared services expenses	$ 266,299
Compliance and business oversight	361,099
Compliance service expenses	57,154
	$ 684,552

The Company entered into an agreement with the Bank to receive various services relating to automated teller machine network support, administration of fund accounts and settlement of all global securities transactions. For the year ended October 31, 2018, the Company incurred $266,299 in intercompany shared service expenses.

The Company entered into an agreement with its Parent to receive compliance oversight services, which consisted of employees overseeing the Company's compliance activities, FINRA and SEC related matters. Business and management oversight was also provided along with board representation. For the year ended October 31, 2018, the Company incurred $361,099 in salary expenses.

The Company entered into an agreement with BMO Capital Markets Corp., an entity under common control, to receive services pertaining to compliance registration. For the year ended October 31, 2018, the Company incurred $57,154 in compliance service expenses.

(6) Financial Instruments

(a) Concentration of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms. All of the clearing and depository operations for the Company are performed by its Clearing Broker pursuant to a clearing agreement ("the Agreement"). The Company and the Clearing Broker review, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

(b) Market Risk

The securities owned by the Company involve varying degrees of market risk. Market risk is the potential change in value of the financial investment caused by unfavorable changes in interest rates,

(Continued)

or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures.

(7) Receivable from Clearing Broker-Dealer

Amounts receivable from clearing broker-dealer at October 31, 2018, consist of the following:

	Receivable
Fees and commissions receivable	$ 590,802
Deposit with clearing broker-dealer	100,000
	$ 690,802

(8) Deposit with Clearing Broker

In accordance with the Agreement with the Clearing Broker, the Company introduces clients to the Clearing Broker, to be dealt with and carried on the books of the Clearing Broker, in accordance with SEC rules. Accordingly, the Company does not carry or hold customers' cash or securities.

The Clearing Broker performs certain securities trading, clearing and settling and recordkeeping services as agent for and on behalf of the Company. The Clearing Broker performs its services for a flat fee per trade, subject to certain additional charges. Interest relating to client accounts is also split according to the Agreement. The Company is responsible for any losses or bad debts incurred by the Clearing Broker and is required to lodge a cash deposit with the Clearing Broker. As of October 31, 2018, $100,000 of cash was deposited with the Clearing Broker.

(9) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. The Company has elected to compute its net capital requirements under the alternative method, which requires that the Company maintain minimum net capital as defined, equal to the greater of $250,000 or 2% of aggregate debit items as shown in the Formula for Reserve Requirement pursuant to SEC Rule 15c3-3. At October 31, 2018, the Company's net capital of $5,074,369 was in excess of the minimum requirement by $4,824,369.

(10) Subsequent Events

The Company performed an evaluation of subsequent events through December 20, 2018, which is the date the financial statements were issued, and determined there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the financial statements as of October 31, 2018.

(Continued)

Schedule I

BMO NESBITT BURNS SECURITIES LTD.

(A Wholly-Owned Subsidiary of BMO Nesbitt Burns Inc.)
Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
October 31, 2018

Net capital:		
Total stockholder's equity	$	5,134,848
Deductions and/or charges:		
Nonallowable assets		
Deposit with Financial Industry Regulatory Authority		2,759
Deferred tax asset		90
Cash balance reported as receivable from affiliate		53,413
Total deductions		56,262
Net capital before haircuts on scurities		5,078,586
Haircuts on investment securities		4,217
Net capital		5,074,369
Alternative net capital requirements - greater of 2% of combined aggregate debit items or $250,000 of Rule 15c3-3 Reserve Formula debits		250,000
Excess net capital	$	4,824,369
Percentage of net capital to combined aggregate debit items		—
Percentage of net capital, after anticipated capital withdrawals, to aggregate debits		—
Net capital in excess of 5% of combined aggregate debit items or 120% of minimum net capital requirements	$	4,774,369

This schedule does not differ materially from the computation of net capital under Rule 15c3-1 as of October 31, 2018, filed by the Company on Form X-17A-5 with FINRA on November 26, 2018.

See accompanying notes to financial statements.

BMO NESBITT BURNS SECURITIES LTD.

(A Wholly-Owned Subsidiary of BMO Nesbitt Burns Inc.)
Computation for Determination of Customer Reserve Requirements
and PAB Accounts Reserve Requirements under Rule 15c3-3 of the
Securities and Exchange Commission
October 31, 2018

The Company is exempt from computing the reserve requirements under Rule 15c3-3 paragraph (k)(2)(ii) of the Securities and Exchange Commission.

Schedule III

BMO NESBITT BURNS SECURITIES LTD.

(A Wholly-Owned Subsidiary of BMO Nesbitt Burns Inc.)
Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission
October 31, 2018

The Company is exempt from including information relating to the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission.

NESBITT BURNS SECURITIES LTD.

(A Wholly Owned Subsidiary of BMO Nesbitt Burns Inc.)

Statement of Financial Condition

October 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

BMO NESBITT BURNS SECURITIES LTD.
(A Wholly Owned Subsidiary of BMO Nesbitt Burns Inc.)

Table of Contents

KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre
Suite 4600
333 Bay Street
Toronto, ON M5H 2S5

Telephone (416) 777-8500
Fax (416) 777-8818
www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors
BMO Nesbitt Burns Securities Ltd.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BMO Nesbitt Burns Securities Ltd. (the "Company") as of October 31, 2018, and the related notes (collectively, "the financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of October 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2002.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

December 20, 2018
Toronto, Canada

BMO NESBITT BURNS SECURITIES LTD.
(A Wholly-Owned Subsidiary of BMO Nesbitt Burns Inc.)
Statement of Financial Condition
October 31, 2018

Assets

Cash	$	347,658
Securities owned, at fair value		4,318,213
Receivable from clearing broker-dealer		690,802
Deposit with Financial Industry Regulatory Authority		2,759
Deferred tax asset		90
Total assets	$	5,359,522

Liabilities and Shareholder's Equity

Liabilities:		
Payable to affiliates	$	49,005
Accrued compensation and related benefits		79,470
Accounts payable and accrued expenses		21,977
Income taxes payable		74,222
Total liabilities	$	224,674
Stockholder's equity:		
Common stock, no par value, 100 issued and outstanding	$	1,000,000
Additional paid-in capital		1,000,000
Retained earnings		3,134,848
Total stockholder's equity		5,134,848
Total liabilities and stockholder's equity	$	5,359,522

See accompanying notes to statement of financial condition

(1) Organization and Description of Business

BMO Nesbitt Burns Securities Ltd. (the "Company") was incorporated under the Canada Business Corporations Act on September 23, 1997. In the United States of America, the Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary source of revenue is advisory and commission fees for services provided to U.S. resident clients. The Company clears transactions executed on U.S. exchanges on a fully disclosed basis through National Financial Services LLC (the "Carrying Broker"). Accordingly, the Company does not hold customer funds or safe keep customer securities pursuant to SEC Rule 15c3-3(k)(2)(ii).

The Company is a wholly-owned subsidiary of BMO Nesbitt Burns Inc. (the "Parent"), a Canadian-owned investment dealer. The Parent is wholly-owned by BMO Nesbitt Burns Holdings Corporation, which is ultimately controlled by Bank of Montreal (the "Bank"). The Parent is a member of the Investment Industry Regulatory Organization of Canada and a participant on all major Canadian stock exchanges. The Company is located in Toronto, Canada.

(2) Significant Accounting Policies

(a) Basis of Accounting

The Company maintains its financial records in United States dollars. These financial statements are prepared in conformity with U.S. generally accepted accounting principles ("GAAP").

(b) Use of Estimates

The preparation of the financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c) Translation of Foreign Currencies

We conduct business in both Canadian and United States currencies. Monetary assets and liabilities are translated into United States dollars at the exchanges rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated into United States dollars at historical rates.

(d) Cash

Cash represents funds held in the Company's bank accounts for firm operating activities.

(e) Securities owned, at fair value

Securities owned, at fair value consist of United States Treasury Bills recorded at fair value.

(f) Income Taxes

Deferred income taxes are provided in recognition of temporary differences between the carrying amount of assets and liabilities and their respective tax bases, operating losses and tax credit carry forwards made for financial reporting and income tax purposes. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

(g) Recently issued accounting standards

The FASB issued ASU 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" in June 2016. This ASU requires an entity to present financial assets measured at amortized cost at the net amount expected to be collected, by recognizing an allowance that represents an entity's current estimate of expected credit losses. An entity must consider current events and reasonable and supportable forecasts when estimating expected credit losses. This guidance is effective for the Company as of November 1, 2020. The Company is evaluating the impact of this ASU on its financial position and results of operations.

The FASB issued ASU 2018 -13, "Fair Value Measurement (Topic 820) Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurements" in August 2018. This ASU modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, including the consideration of costs and benefits. The ASU removes the following disclosure requirements from Topic 820:

1. The amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy.

2. The policy for timing of transfers between levels;

3. The valuation processes for Level 3 fair value measurements. This ASU is effective for the Company as of November 1, 2020. The Company is evaluating the impact of this ASU on its financial position and results of operations.

(3) Fair Value Measurements

FASB ASC 820, *Fair Value Measurement*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820 are used to measure fair value. The Company validates the prices obtained from third-party pricing vendors to ensure that the Company's fair value determination is reasonable. The Company evaluates the methodology of third-party pricing vendors as well as the security level information the vendors supply. The Company often has multiple sources to support fair value pricing, and discrepancies among sources are vetted for consistency with ASC 820.

ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 – Quoted prices for *identical* instruments in active markets.

Level 2 – Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

As of October 31, 2018, the categorization of the Company's securities owned, at fair value within the fair value hierarchy, is as follows:

	Level 1	Level 2	Level 3
Securities owned, at fair value	$ 4,318,213	---	---
	$ 4,318,213	---	---

Determination of Fair Value

Securities owned, at fair value are recorded at fair value based on prevailing market prices for securities. Cash, receivable from clearing broker-dealer, payable to affiliates, accrued compensation and related benefits and accounts payable and accrued expenses are recorded at amounts that approximate fair value due to their highly liquid nature and short maturity.

(4) Income Taxes

For Canadian tax purposes, the Company files its federal and provincial tax returns separately. The Company files its Canadian federal and provincial tax returns using its functional currency (USD).

Deferred income taxes are generated from temporary differences relating to amortization of capital assets, which are fully amortized for accounting purposes.

(5) Related-Party Transactions

(a) Statement of Financial Condition

The Company maintains its cash balances at the Bank. As of October 31, 2018, the cash balance was $347,658. The Company incurred $69 of bank-related service costs.

Payable to affiliates relates to the net of intercompany services paid by the Parent on behalf of the Company and revenues collected by the Parent on behalf of the Company. As at October 31, 2018, the balance was $49,005.

(6) Financial Instruments

(a) Concentration of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms. All of the clearing and depository operations for the Company are performed by its Clearing Broker pursuant to a clearing agreement ("the Agreement"). The Company and the Clearing Broker review, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

(b) Market Risk

The securities owned by the Company involve varying degrees of market risk. Market risk is the potential change in value of the financial investment caused by unfavorable changes in interest rates, or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures.

(7) Receivable from Clearing Broker-Dealer

Amounts receivable from clearing broker-dealer at October 31, 2018, consist of the following:

	Receivable
Fees and commissions receivable	$ 590,802
Deposit with clearing broker-dealer	100,000
	$ 690,802

(8) Deposit with Clearing Broker

In accordance with the Agreement with the Clearing Broker, the Company introduces clients to the Clearing Broker, to be dealt with and carried on the books of the Clearing Broker, in accordance with SEC rules. Accordingly, the Company does not carry or hold customers' cash or securities.

The Clearing Broker performs certain securities trading, clearing and settling and recordkeeping services as agent for and on behalf of the Company. The Clearing Broker performs its services for a flat fee per trade, subject to certain additional charges. Interest relating to client accounts is also split according to the Agreement. The Company is responsible for any losses or bad debts incurred by the Clearing Broker and is required to lodge a cash deposit with the Clearing Broker. As of October 31, 2018, $100,000 of cash was deposited with the Clearing Broker.

(9) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. The Company has elected to compute its net capital requirements under the alternative method, which requires that the Company maintain minimum net capital as defined, equal to the greater of $250,000 or 2% of aggregate debit items as shown in the Formula for Reserve Requirement pursuant to SEC Rule 15c3-3. At October 31, 2018, the Company's net capital of $5,074,369 was in excess of the minimum requirement by $4,824,369.

(10) Subsequent Events

The Company performed an evaluation of subsequent events through December 20, 2018, which is the date the financial statements were issued, and determined there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the financial statements as of October 31, 2018.

KPMG

KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre
Suite 4600
333 Bay Street
Toronto, ON M5H 2S5

Telephone (416) 777-8500
Fax (416) 777-8818
www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
BMO Nesbitt Burns Securities Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report under SEC Rule 17a-5(d)(4) (the "Exemption Report"), in which (1) BMO Nesbitt Burns Securities Ltd. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii), (the "exemption provision"); and (2) the Company stated that it met the identified exemption provisions throughout the year ended October 31, 2018, except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

December 20, 2018
Toronto, Canada

BMO | BMO Nesbitt Burns Securities

Nesbitt Burns Securities Limited's Exemption Report

Nesbitt Burns Securities Limited. (the "Company" or "NBSL") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the period from November 1, 2017 to October 31, 2018, except as described below:

Exception

A broker-dealer operating pursuant to the SEC Rule 15c3-3(k)(2)(ii) exemption provision must transmit client funds and securities by noon the next business day following receipt. There were 6 out of 27 instances between November 1, 2017 to October 31, 2018, where the NBSL did not deposit client checks by the noon deadline. There were 4 out of 20 instances between November 1, 2017 to October 31, 2018, where the NBSL did not deposit physical securities by the noon deadline.

NBSL continues to review procedural enhancements to help ensure client funds are deposited within a timely manner, while still maintaining what we believe are the most appropriate oversight controls.

Nesbitt Burns Securities Limited.

I, Stephanie Lake, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: CFO, Financial and Operations Principal

Date: December 20, 2018

Securities and Exchange Commission
Trading and Markets

JAN 28 2019

RECEIVED